SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Minutes of the 106th Board of Directors’ Meeting” dated on September 20, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. - TELESP

Minutes of the 106th Board of Directors’ Meeting

September 20, 2004 (02 pages)

For more information, please contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telefonica.com.br

URL: www.telefonica.net.br

(São Paulo – Brazil; September 20, 2004) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 106th Board of Directors’ meeting held on September 20, 2004:

1. DATE, TIME AND PLACE OF THE MEETING: September 20, 2004, at 11:30 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – President of the Board of Directors and Manoel Luiz Ferrão de Amorim – Counselor.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified.

4. AGENDA: To approve the additional conditions for the First Bond Issuance, as a complement to the resolutions taken in the Extraordinary General Shareholders’ Meeting held on September 02, 2004.

5. RESOLUTIONS:

5.1 According to the terms of Proposal of the Vice Presidency for Financial Planning contained in Memo MM# 35/2004, dated as of September 15, 2004, the additional conditions for the First Bond Issuance totaling the amount of R$1,500,000,000.00 (one billion and five hundred million reais) were approved, as a complement to the resolutions taken in the Extraordinary General Shareholders’ Meeting held on September 02, 2004, and according to the powers granted by said Meeting in the following terms: a) the Bonds will be nominative and in book-value format, without the issuance of the respective certificates; b) The Bonds will be subject to public distribution, with the intervention of the financial institutions of the securities distribution system, according to the terms of the Distribution Contract to be signed between the parties; c) The date of issuance of the Bonds will be September 01, 2004; d) the Bonds will have a maturity of 6 (six) years, counting from the date of issuance, thus maturing on September 01, 2010; e) There will be a renewal of the conditions by the end of the 3rd (third) year, counted from the issuance date. The Board of Directors will have to deliberate about: i) the term of the next remuneration period; ii) the type of interest rate and the interest rate that will be in place during the next remuneration period; iii) the maturity and payment dates of the remuneration, including interests and surcharges, if any, to be proposed by the Board of Directors; and iv) the premium for anticipated redemption, if any, and the calculation methodology; f) The Bonds will be able to be subscribed during a period of up to 6 (six) months, beginning at the publishing date of the announcement of the start of the distribution Issuance; g) The price of subscription of the Bonds will be their nominal value, increased by the remuneration, calculated pro rata temporis, starting on the date of the issuance until the date of the integralization; h) The subscription of Bonds will be conducted through the procedures of the CETIP, while the payment of the subscription price will be made in cash, on the subscription act, in local currency; i) The bylaws of the Issuance will contain anticipated maturity events of the Bonds, other obligations of the Company established within it, and procedures related to said events; j) Provided the Company publishes a notice to the Bondholders with a minimum anticipation of 15 (fifteen) business days prior to the redemption date, the Company keeps the right to promote, following the criteria of the Board of Directors, the anticipated redemption, total or partial, of the Bonds in circulation. The anticipated redemption will be conducted through the payment of the nominal value of the Bonds, increased by due interests, calculated pro rata temporis, increased by a premium of up to 0.60% (six tenths percent) calculated over the nominal value of the Bonds, proportionate to the remaining period until the maturity date of the Bonds, according to the constant formula of the Issuance bylaws that foresees the reduction of the premium according to time passed; k) The Company is obliged to comply with the typical obligations in issuances of this nature, to be included in the Issuance bylaws; l) The Bonds will not be amortized; m) The Bonds will yield interests with quarterly payments corresponding to 103.5% (one hundred three and five tenths percent) of the accumulated average daily rates of the DI (overnight Inter-financial Deposits), Extra-Group (DI rates), calculated and published by CETIP.

5.2 Additionally approve: a) Authorization for the Executive Management of the Company to: i) take all the necessary measures to submit the Issuance into filing with the Comissão de Valores Mobiliários – CVM and other related institutions; ii) negotiate and sign the Bonds Issuance bylaws; iii) sign any information related to the Issuance; iv) contract: iv.1) risk rating agency (rating); iv.2) financial institutions members of the securities distribution system to coordinate the distribution and placement of the Bonds; iv.3) fiduciary agent; and iv.4) depositary agent and other necessary institutions for the distribution of the Bonds, establishing the respective payments; and b) to approve all acts, related to the Issuance, that have been executed by the Executive Management previous to the present date.

6. At the end of the meeting, as there were no more subjects to be discussed, this minute was prepared as a summary of the events by the Secretary of the Board, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log.

São Paulo, September 20, 2004

Fernando Xavier Ferreira – President of the Board

José María Alvarez-Pallete López – Vice President of the Board – represented by Mr. Fernando Xavier Ferreira

Enrique Used Aznar

Jacinto Díaz Sánchez

José Fernando de Almansa Moreno-Barreda

Juan Carlos Ros Brugueras

Luciano Carvalho Ventura

Manoel Luiz Ferrão de Amorim

Rosa Cullell Muniesa

Victor Goyenechea Fuentes

Antonio Viana-Baptista – represented by Mr. Fernando Xavier Ferreira

Félix Pablo Ivorra Cano – represented by Mr. Fernando Xavier Ferreira

Javier Nadal Arino – represented by Mr. Fernando Xavier Ferreira

João Carlos de Almeida – Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: September 20, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director